

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 25, 2009

Kevin Bagby
Chief Financial Officer
Shiloh Industries, Inc.
880 Steel Drive
Valley City, Ohio 44280

        **RE: Shiloh Industries, Inc.
               Form 10-K for Fiscal Year Ended October 31, 2008
               Forms 10-Q for Fiscal Quarters Ended January 31, 2009 and
               April 30, 2009
               File No. 0-21964**

Dear Mr. Bagby:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Year Ended October 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 11

Critical Accounting Policy, page 12
Revenue Recognition, page 12

2. On page 11, you indicate that you blank and process steel for some of your
   customers on a toll processing basis. Please revise your revenue recognition
   policy, here and in your notes to the financial statements, to discuss how revenue
   is recorded on a toll processing basis.

3. We note that price adjustments are recognized in the period when management
   believes that such amounts become probable, based on management's estimates.
   Please revise your accounting policy to clarify what price adjustments you are
   referring to.

Deferred Tax Assets, page 12

4. Please enhance your disclosure of your income taxes critical accounting policy to
   include a discussion of the material assumptions you made as well as the financial
   statement impact if actual results differ from the estimates made by management.
   Please describe the nature of the positive and negative evidence you considered in
   your determination of whether your deferred tax assets were recoverable and how
   that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350
   and SEC Other Release No. 33-8040.

Pension and Other Post-retirement Costs and Liabilities, page 13

5. On pages 13 and 39, you indicate that you changed your benchmark rate when
   determining the discount rate from Moody's Aa Corporate Bonds to the Citigroup
   Pension Discount Curve and Liability Index. We note that this resulted in a 2%
   change in the discount rate. Please disclose the reason for the change from
   Moody's Aa Corporate Bonds to the Citigroup Pension Discount Curve. Please
   also quantify the impact of this change on your pension and post-retirement
   expenses for the year ended October 31, 2008 and liabilities at October 31, 2008.

Results of Operations, page 14

6. On page 49, it appears that your fourth quarter results for fiscal 2008 were
   significantly lower than previous fiscal 2008 quarters. In addition, it appears that
   your fourth quarter has historically produced stronger results than the third
   quarter. Please discuss this significant downward trend related to the fourth
   quarter results of 2008. Please also discuss management's intention in this regard.

7. In your discussion of gross profit, you indicate that there was a correction of
   certain errors caused by unsupported adjustments made by a former plant

controller. You concluded that the effect of the correction on reported results of operations for each quarter of the fiscal years involved was not significant to the results of operations as previously reported and was not significant to the current year's results. Please supplementally provide us with additional background information regarding these unsupported adjustments so that we may better assess your conclusion that these errors were not significant to any prior period or current year's results. Ensure your SAB 99 materiality analysis explains how you determined that these errors were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and that you assess materiality on each fiscal year and each quarter in each year that were impacted by the errors.

Financial Statements

Note 6 – Property, Plant and Equipment, page 33

8. We note that you had construction in progress of $7.0 million as of October 31, 2008. Please tell us whether your liabilities as of October 31, 2008 included any payables or accruals for capital expenditures that had not been paid as of October 31, 2008. To the extent that you have liabilities outstanding as of period end related to construction in progress, those liabilities should be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95 and revise your filing as necessary.

Form 10-Q for the Quarterly Period Ended April 30, 2009

General

9. Please address the above comments in your interim filings as well.

Financial Statements

General

10. Given that you have recorded asset impairments during the three and six months ended April 30, 2009, please provide the disclosures required by paragraphs 33 through 35 of SFAS 157 for all assets, as well as liabilities if applicable, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Please disclose information that enables users of your financial statements to assess the inputs used to develop those measurements.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 16</u>

<u>General, page 16</u>

11. You indicate that your revenues are very dependent upon the North American production of automobiles and light trucks, particularly traditional domestic manufacturers, such as General Motors, Chrysler and Ford. On page 24, you also disclose that as a result of recent events, including the bankruptcy filing by Chrysler, that you are anticipating poor sales and low utilization of plant capacity for the upcoming third quarter period of fiscal 2009. We note that General Motors has also filed for bankruptcy and the plan involves the closing or idling of a significant number of plants and operations. Given that General Motors is your largest customer, please tell us the potential impact on your orders, profitability, asset recovery, debt compliance and liquidity of the bankruptcy filing of General Motors. Please also tell us whether the Chrysler and GM bankruptcies represented new triggering events under paragraph 28a. of SFAS 142 and/or paragraph 8 of SFAS 144. If you do not consider these bankruptcies as separate triggering events under either guidance, please provide us with a comprehensive supporting analysis.

12. You indicate that plant utilization levels are very important to profitability because of the capital-intensive nature of these operations. At April 30, 2009, your facilities were operating at approximately 22% capacity, compared to 44.6% capacity at April 30, 2008. At October 31, 2008, your facilities were operating at approximately 42.8% capacity, compared to 52.5% at October 31, 2007. It appears that your capacity is trending significantly lower when compared to the corresponding prior period as well as from October 31, 2008 to April 30, 2009. Please discuss the significance of this trend on results of operations as well as what management is doing with regards to this decreased capacity. Please also discuss the future outlook and the impact of this decreased capacity on your results of operations, financial condition and liquidity.

<u>Critical Accounting Policies, Page 17</u>

<u>Impairment of Long-Lived Assets, page 19</u>

13. We note that you recognized an impairment charge of $1.6 million related to long-lived assets in the second quarter of fiscal 2009. In the interest of providing readers with a better insight into management's judgments in accounting for long-lived assets, please disclose the following:

- How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

- How you group long-lived assets for impairment and your basis for that determination;
- Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your asset groups;
- Expand your discussion of the significant estimates and assumptions used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;
- If applicable, how the assumptions and methodologies used for valuing property, plant and equipment and intangible assets with definite useful lives in the current year have changed since the prior year, highlighting the impact of any changes; and
- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Liquidity and Capital Resources, page 16

14. Your disclosures indicate that you are required to maintain several financial covenants, including minimum fixed charge coverage ratio of 2.50 to 1.00 and a maximum leverage ratio of 3.00 to 1.00. Please disclose here or elsewhere in the filing the specific terms of any additional material debt covenants in your credit agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please show the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief